FRIDAY, ELDREDGE & CLARK

June 26, 2007

Nicholas P. Panos
Special Counsel, Office of Mergers and Acquisitions
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-0303

RE:           BNL Financial Corporation
Schedule TO-I filed May 17 and 18, 2007
Schedule 13E-3 filed May 18, 2007
File No. 5-79893

Dear Mr. Panos:

On behalf of our client, BNL Financial Corporation ("BNL" or the “Company”), this letter and changes and amendment described herein are in response to your additional comments given verbally by a telephone conversation with me on June 25, 2007.  Upon considering your verbal comments, it seems that both the first and last paragraph of the Offer to Purchase, Section 6, “Certain Conditions to the Offer,” need modification.  The change in the date of the commencement of the Offering period is a change being made by the Company and not in response to your comments.

BNL will file Amendment No. 2 to its Schedule TO amending its Offer to Purchase, Section 6, “Certain Conditions to the Offer,” first and last paragraphs, to read as follows:

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the 1934 Act, if at any time on or after July __, 2007 and on or prior to the Expiration Date, except that conditions of the Offer which are dependent upon receipt of appropriate or necessary government approvals, specifically including but not limited to appropriate or necessary approvals from the Arkansas Insurance Commissioner pertaining to dividends from BNLAC to BNL, shall continue to be conditions of the Offer after the Expiration Date of the Offer through the time BNL actually purchases the Shares tendered, any of the following events shall have been determined by the Company to have occurred that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

*                    *                     *

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (excluding any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, in its sole discretion.  If any material condition occurs within five (5) business days before the Expiration Date of the Offer and the Company waives such material condition, the Company will extend the Offer to expire no less than five (5) business days after the Company makes such a waiver. All conditions of the Offer, other than those dependent upon receipt of appropriate or necessary government approvals, specifically including but not limited to appropriate or necessary approvals from the Arkansas Insurance Commissioner pertaining to dividends from BNLAC to BNL, must be satisfied or waived before the Expiration Date of the Offer.  Conditions of the Offer which are dependent upon receipt of appropriate or necessary government approvals, specifically including but not limited to appropriate or necessary approvals from the Arkansas Insurance Commissioner pertaining to dividends from BNLAC to BNL, shall continue to be conditions of the Offer after the Expiration Date of the Offer through the time BNL actually purchases the Shares tendered.

Amendment No. 2 to BNL’s Schedule TO and this response letter have been or are being filed through EDGAR.  Thank you.

Very truly yours,

/s/ Larry W. Burks
Larry W. Burks
LWB:skj